RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the Income Builder Fund was held on May 19, 2009, for shareholders of record as of March 27, 2009, to vote on the following proposals, the results of which are provided below.

For Income Builder Fund, to approve an Agreement and Plan of Reorganization for the fund providing for the reorganization of the fund into Conservative Allocation Fund, including the amendment to FASF’s Amended and Restated Articles of Incorporation necessary to effect the reorganization:

For	Against	Abstain
980,993	19,851	38,071